BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 AUG -7 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

06015770

July 28, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase and Termination of Own Share from the Market dated July 27, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

July 27, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase and Termination of Own Shares from the Market

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

Notice is hereby given that the Company repurchased its own shares at the market pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below. Also, the Company terminated the repurchase of own shares, resolved at the Board of Directors' meeting held on May 15th, 2006.

Description

1. Period of repurchase:	From July 1st to 26th, 2006
2. Number of shares repurchased:	335,200 shares
3. Total cost of repurchase:	675,616,850 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on May 15th, 2006

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	600,000 shares (maximum)
- Total value of shares to be repurchased:	1,300 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from May 15th, 2006, when Board of Directors' meeting was held, to July 26th, 2006 is as follows:

- Total number of shares repurchased:	600,000 shares
- Total value of shares repurchased:	1,250,703,600 yen

- END -